Exhibit (a)(1)(D)

Offer to Purchase for Cash

All Outstanding Shares of
Common Stock

of
Factory Card & Party Outlet Corp.
at
$16.50 Net Per Share of Common Stock
Pursuant to the Offer to Purchase
Dated October 1, 2007
by
Amscan Acquisition, Inc.
a wholly-owned subsidiary of
Amscan Holdings, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON MONDAY, NOVEMBER 5, 2007, UNLESS THE OFFER IS EXTENDED.

To Brokers, Dealers, Banks, Trust Companies and other Nominees:	October 1, 2007

Amscan Acquisition, Inc., a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of Amscan Holdings, Inc., a Delaware corporation (“Parent”), and Parent have appointed MacKenzie Partners, Inc. to act as Information Agent in connection with the offer to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Factory Card & Party Outlet Corp., a Delaware corporation (“Factory Card”), at a price of $16.50 per Share, net to the seller in cash (such price, or any higher price per Share as may be paid pursuant to the Offer, is referred to in this letter as the “Offer Price”), without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 1, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Holders of Shares who desire to tender their Shares and whose certificates for such Shares (the “Share Certificates”) are not immediately available or who cannot deliver their Share Certificates and all other required documents to the Depositary (as defined below) on or prior to the Expiration Date (as defined in the Offer to Purchase), or who cannot complete the procedure for book-entry transfer on a timely basis, must tender their Shares according to the guaranteed delivery procedures set forth in “The Tender Offer — Section 2 — Procedures for Tendering Shares” of the Offer to Purchase.

Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

Enclosed herewith are copies of the following documents:

1. The Offer to Purchase, dated October 1, 2007;

2. The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients;

3. A printed form of letter that may be sent to your clients for whose account you hold Shares in your name or in the name of a nominee, with space provided for obtaining the clients’ instructions with regard to the Offer;

4. The Notice of Guaranteed Delivery to be used to accept the Offer if Share Certificates are not immediately available or if such Share Certificates and all other required documents cannot be delivered to Wells Fargo Bank, N.A. (the “Depositary”) prior to the expiration of the Offer or if the procedure for book-entry transfer cannot be completed on a timely basis;

5. The letter to Factory Card stockholders from Gary W. Rada, President and Chief Executive Officer of Factory Card, together with Factory Card’s Solicitation/Recommendation Statement on Schedule 14D-9 that includes the recommendation of the Factory Card board of directors that stockholders accept the Offer and tender their Shares to the Purchaser pursuant to the Offer;

6. The Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9; and

7. A return envelope addressed to Wells Fargo Bank, N.A., as Depositary.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the Expiration Date that number of Shares which represents not less than a majority of the issued and outstanding Shares on a fully diluted basis (assuming, for purposes of such calculation, the exercise or conversion of all outstanding options, warrants, rights to purchase Shares and convertible securities). The Offer is also conditioned upon the satisfaction of other conditions set forth in “The Tender Offer — Section 14 — Certain Conditions of the Offer” of the Offer to Purchase.

We urge you to contact your clients promptly.  Please note that the Offer and withdrawal rights expire at 12:00 midnight, Eastern time, on Monday, November 5, 2007, unless the Offer is extended.

At a meeting held on September 17, 2007, the board of directors of Factory Card (the “Board”), by a unanimous vote, (1) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (2) determined that the Offer and the Merger are in the best interests of the stockholders of Factory Card. The Board also unanimously resolved to recommend that the stockholders of Factory Card accept the Offer, tender their Shares to the Purchaser pursuant to the Offer, and, if required by the Delaware General Corporation Law, directed that the Merger Agreement and the Merger be submitted to the stockholders of Factory Card for their adoption and recommended that the stockholders adopt the Merger Agreement and the Merger.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 17, 2007 (the “Merger Agreement”), among Parent, the Purchaser and Factory Card, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into Factory Card, with the surviving entity, Factory Card, becoming a direct wholly-owned subsidiary of Parent (the “Merger”). In the Merger, each Share issued and outstanding immediately prior to the Effective Time (as defined in the Offer to Purchase), other than Shares owned by Parent, the Purchaser, any wholly-owned subsidiary of Parent or Factory Card’s subsidiary or by stockholders, if any, who are entitled to and properly exercise appraisal rights under Delaware law, or held in the treasury of Factory Card, will be cancelled and extinguished and converted into the right to receive the Offer Price in cash, without interest thereon and less any applicable withholding taxes. The Merger Agreement is more fully described in “The Tender Offer — Section 12 — Purpose of the Offer; The Merger Agreement; Plans for Factory Card” of the Offer to Purchase.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and will pay promptly after the Expiration Date for all shares validly tendered prior to the Expiration Date and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance of such Shares.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) the certificates for such Shares, together with a Letter of Transmittal, properly completed and duly executed, and any required signature guarantees, or (2) in the case of a transfer effected pursuant to the book-entry transfer procedures described in “The Tender Offer — Section 2 — Procedures for Tendering Shares” of the Offer to Purchase, a Book-Entry Confirmation (as defined in the Offer to Purchase) and either a Letter of Transmittal, properly completed and duly executed, and any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase), and (3) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price to be paid by the Purchaser for the Shares, regardless of any extension of the Offer or any delay in making payment.

The Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than to the Depositary and the Information Agent) for soliciting tenders of Shares pursuant to the Offer. You will be reimbursed by the Purchaser upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your clients. The Purchaser will pay or cause to be paid all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

Questions may be directed to us as Information Agent at our address and telephone number set forth on the back cover of the enclosed Offer to Purchase. Requests for additional copies of the enclosed materials may be directed to the Information Agent at the address appearing on the back page of the Offer to Purchase.

Very truly yours,

MacKenzie Partners, Inc.

Nothing contained herein or in the enclosed documents shall render you or any other person the agent of the Purchaser, Parent, the Depositary or the Information Agent, or any affiliate of any of them, or authorize you or any other person to give any information or make any representation on behalf of any of them with respect to the Offer not contained in the Offer to Purchase or the Letter of Transmittal.

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